Gary R. Henrie
Attorney at Law

8275 S. Eastern Ave., Suite 200 Las Vegas, NV 89123	Telephone: 702-616-3093 Facsimile: 435-753-1775 E-mail: gary@grhlaw.net

June 14, 2006

Board of Directors
Novastar Resources Ltd.
8300 Greensboro Drive
Suite 800
McLean, VA 22102

Re:	162,640,438 Shares Common Stock $0.001 Par Value Form S-4 Registration Statement

Ladies and Gentlemen:

As special securities counsel for Novastar Resources Ltd., a Nevada corporation (the “Company”), you have requested my opinion in connection with the preparation and filing with the United States Securities and Exchange Commission of a Registration Statement on Form S-4 (the “Registration Statement”) registering 162,640,438 shares of the Company’s common stock, $0.001par value per share, for issuance to the stockholders and option and warrant holders of Thorium Power, Inc. pursuant to the Agreement and Plan of Merger (the “Merger Agreement”), dated as of February 14, 2006, by and among the Company, TP Acquisition Corp., a Delaware corporation and wholly owned subsidiary of the Company, and Thorium Power, Inc., a Delaware corporation. The contents of the Registration Statement, including the exhibits thereto, are incorporated by reference herein.

I have examined such records and documents and made such examination of law as I have deemed relevant in connection with this opinion. Based on the foregoing, and subject to the caveats identified below, I am of the opinion that the 162,640,438 shares covered by the Registration Statement, when issued in accordance with the terms of the Merger Agreement and the Prospectus forming a part of the Registration Statement, will be legally issued, fully-paid and non-assessable. Moreover, my opinion is limited to the due issuance of such shares covered by the Registration Statement and is based upon Nevada corporate law and the judicial decisions interpreting that law.

I hereby consent to the filing of this opinion as an exhibit to the Registration Statement.

Sincerely,

/s/ Gary R. Henrie
Gary R. Henrie